X-Cal Resources Ltd.

PO Box 48479 Bentall Centre
Vancouver, BC V7X 1A0
Tel: (604) 662-8245 Fax: (604) 688-7740

04046264

SUPPL

DELIVERED BY MAIL

November 12, 2004

Office of International Corporate Finance
Securities & Exchange Commission
450 - 5th Street NW
Mail Stop 3-9
Washington, DC 20549
USA

SEC MAIL PROCESSING
RECEIVED
NOV 22 2004
WASH, D.C. 213 SECTION

To Whom It May Concern:

PROCESSED
NOV 30 2004
THOMSON FINANCIAL

Re: XCL - EXEMPTION # 82-1655

Enclosed, please find, for X-Cal Resources Ltd.:

1. the interim financial statements for the six month period ending September 30, 2004;
2. the Management Discussion and Analysis for the six month period ending September 30, 2004
3. the CEO and CFO certifications of interim filings

Sincerely,
X-CAL RESOURCES LTD.

Susannah Lam
/sl

encl

dlw 11/30

X-Cal Resources Ltd.

Second Quarter Report (Unaudited)
For the 6 months ended September 30, 2004

P.O. Box 48479 Bentall Centre
Vancouver, BC V7X 1A0
Tel: (604) 662-8245
Fax: (604) 688-7740
email: invrel@x-cal.com
Website: www.x-cal.com

AUDITOR REVIEW

November 10, 2004

To the Shareholders of X-Cal Resources Ltd.

The Company's independent auditor has not performed a review of these interim financial statements for the period ended September 30, 2004, in accordance with standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity's auditor.

X-Cal Resources Ltd.

"John M. Arnold"

John M. Arnold
Chief Financial Officer

X-Cal Resources Ltd.
Consolidated Balance Sheets
(unaudited – prepared by management)

	September 30, 2004 (unaudited)	March 31, 2004 (audited)
Assets		
Current		
Cash and term deposits	6,003,696	10,065,889
Receivables and prepayments	342,852	397,484
	6,346,548	10,463,373
Funds held in trust (Note 3)	1,642,138	1,697,293
Mineral property interests (Note 3)	17,065,136	13,233,332
Capital Assets (Note 4)	172,884	187,780
	25,226,706	25,581,778
Liabilities		
Current		
Payables and accruals	518,431	368,768
Current portion of term debt	4,404	5,827
	522,835	374,595
Term Debt	10,690	12,174
Reclamation and environmental obligations (Note 3)	1,951,413	2,016,165
	2,484,938	2,402,934
Shareholders' Equity		
Capital Stock, net of issuance costs (Note 5)	33,642,662	33,527,643
Contributed Surplus	1,068,949	1,079,194
Deficit	(11,968,843)	(11,427,993)
	22,741,768	23,178,844
	25,226,706	25,581,778

(See accompanying notes to the consolidated financial statements)

On behalf of the board:

"Shawn Kennedy"
Director

"John Arnold"
Director

X-Cal Resources Ltd.
Consolidated Statements of Loss and Deficit
(unaudited – prepared by management)

	Three Months Ended September 30		Six Months Ended September 30	
	2004	2003	**2004**	2003
General and administrative expenses				
Automobile	**$ 1,318**	$ 862	**$ 2,509**	$ 3,438
Consulting	**15,028**	24,057	**18,028**	35,484
Depreciation	**13,557**	5,333	**26,561**	10,601
Investor relations	**39,805**	18,987	**75,682**	81,025
Shareholder communications	**993**	9,368	**14,967**	21,703
Legal, accounting and audit	**77,009**	27,152	**96,752**	65,049
Office and other	**78,571**	7,757	**128,191**	21,329
Registrar and transfer agent	**3,682**	3,648	**8,774**	8,603
Rent	**15,289**	11,495	**30,797**	23,802
Salaries and directors' fees	**86,392**	19,250	**173,292**	59,725
Stock exchange fee	**13,535**	7,271	**16,865**	10,626
Telephone	**12,414**	6,879	**19,192**	12,430
Travel	**20,072**	23,156	**61,668**	34,051
	377,665	165,215	**673,278**	387,866
Other				
Foreign exchange gain (loss)	**161,736**	(14,407)	**(39,806)**	111,052
Interest income	**(47,523)**	(5,666)	**(92,622)**	(13,206)
	114,213	(20,073)	**(132,428)**	97,846
Net loss for the period	**491,878**	145,142	**540,850**	485,712
Deficit, beginning of period	**11,476,965**	10,035,906	**11,427,993**	9,695,336
Deficit, end of period	**$11,968,843**	$10,181,048	**$11,968,843**	$10,181,048
Net loss per share, basic and diluted	**$ 0.006**	$ 0.002	**$ 0.007**	$ 0.008
Weighted average common shares Outstanding	**76,110,255**	65,143,160	**75,869,682**	64,602,115

(See accompanying notes to the consolidated financial statements)

X-Cal Resources Ltd.
Consolidated Statements of Cash Flow
(unaudited – prepared by management)

	Three Months Ended September 30		Six Months Ended September 30	
	2004	2003	**2004**	2003
Cash derived from (applied to)				
Operating				
Net loss	**(491,878)**	(145,142)	**(540,850)**	(485,712)
Stock-based compensation (Note 5(e))	**10,245**	-	**10,245**	82,504
Depreciation	**13,557**	5,333	**26,561**	10,601
Changes in receivable and payables	**(644,225)**	(67,035)	**(93,608)**	(49,697)
	(1,112,302)	(206,844)	**(597,652)**	(442,304)
Financing				
Repayment of term debt	**(43)**	-	**(1,484)**	-
Shares issued for cash	**-**	345,250	**326,500**	352,750
	(43)	345,250	**325,016**	352,750
Investing				
In trust deposits	**87,208**	-	**53,912**	-
Mineral property interest	**(1,999,094)**	(667,098)	**(3,831,804)**	(1,221,956)
Acquisition of capital assets	**(3,104)**	(2,175)	**(11,665)**	(8,717)
	(1,914,990)	(669,273)	**(3,789,557)**	(1,230,673)
Net increase (decrease) in cash	**(3,027,335)**	(530,867)	**(4,062,193)**	(1,320,227)
Cash and term deposits				
Beginning of period	**(3,027,335)**	(530,867)	**(4,062,193)**	(1,320,227)
End of period	**$6,003,696**	$1,444,193	**$6,003,696**	$1,444,193

(See accompanying notes to consolidated financial statements)

1. Operations

The company is engaged in the exploration of its mineral property interests and has not determined whether its properties contain reserves that are economically recoverable. The business of exploring for resources involves a high degree of risk. Few properties that are explored ultimately are developed into producing mines. Major expenses may be required to establish ore reserves, to develop metallurgical processes, and to construct mining an processing facilities at a particular site. There is no assurance that the company will be successful in its search.

Although the company has taken steps to verify title to its mineral property interests in accordance with industry standards, these procedures do not guarantee the company's title. Property title may be subject to unregistered prior agreements and non-compliance with regulatory requirements.

The recovery of the amount recorded for mineral property interests is dependent upon the ability of the company to obtain the financing necessary to complete exploration and development of the properties, future mineral prices, and upon future profitable production.

2. Significant Accounting Policies

These interim consolidated financial statements have been prepared in accordance with generally accepted accounting principles ("GAAP") in Canada. The accounting policies followed in preparing these financial statements are those used by the company as set out in the audited financial statements for the year ended March 31, 2004. Certain information and note disclosure normally included in annual audited consolidated financial statements prepared in accordance with GAAP has been omitted. These interim consolidated financial statements should be read in conjunction with the Company's audited consolidated financial statements and notes thereto for the year ended March 31, 2004.

In the opinion of management, all adjustments considered necessary for fair presentation have been included in these consolidated financial statements.

Certain comparative figures have been reclassified to conform to the current year's presentation.

3. Mineral Property Interests

		September 30, 2004		March 31, 2004
Battle Mountain Trend, Nevada, USA				
Sleeper Gold Project				
Acquisition and exploration (Schedule)	$	**20,140,904**	$	17,907,908
Prepaid reclamation and legal liability insurance		**1,284,894**		1,375,593
Funds held by insurer for payment of potential liabilities		**1,956,322**		2,053,771
Deferred environmental cost		**2,016,165**		2,016,165
		25,398,285		23,353,437
Less recovery through joint venturer cash contribution		**10,259,200**		10,259,200
Net investment in Sleeper Gold Project		**15,139,085**		13,094,237
Pipeline area – Mill claims (Schedule)		**1,926,051**		139,095
	$	**17,065,136**	$	13,233,332

Sleeper Gold Project

From December 1993 to December 2003, the Company acquired rights to explore and develop the Sleeper Gold Project properties. In addition, the Company had an option to purchase the interests of a joint venturer that had a 50% interest in the properties.

In January 2004, pursuant to an agreement made in December 2003, the Company purchased the interest of the former joint venturer Kinross Gold Corporation and formed a new joint venture with New Sleeper Gold Corporation to finance exploration of the property. Certain details related to the terms of the new joint venture are set out below:

- New Sleeper Gold Corporation contributed US $20,000,000 in cash to the joint venture.
- The Company contributed its interest in the Sleeper Gold Project properties to the joint venture.
- The US $20,000,000 cash contribution by New Sleeper Gold Corporation was applied
-
    i) US $4 million to exercise the option to purchase Kinross Gold Corporation's interest in the properties;
    ii) US $5.3 million to fund a reclamation and pollution legal liability insurance policy and a reclamation reserve; and
    iii) The balance of US $10.7 million available for exploration purposes and general operating purposes.

- If additional funds are required for exploration and general operating purposes, the Company and New Sleeper Gold Corporation have agreed to make additional equal capital contributions. Should either party not meet its capital contributions commitment, the interest of that party will be subject to dilution.

(a) These consolidated financial statements include the Company's share expressed in Canadian dollars, of the net assets and income and expenses of New Sleeper Gold LLC joint venture as at and for the period from inception to September 30, 2004 as shown below in US dollars:

		U.S. FUNDS
Assets		
Cash balances		
General funds	$	3,693,800
Funds held in trust (b)		2,603,262
Receivables and prepayments		276,900
Mineral property interests		
Exploration costs		3,391,138
Prepaid reclamation and legal liability insurance		2,036,927
Funds held by insurer for payment of potential liabilities (c)		3,101,335
Deferred environmental costs (d)		2,016,165
Property equipment		105,835
		17,225,362
Liabilities and equity		
Payables and accruals		680,725
Environmental obligation (d)		3,093,553
Retained earnings		318,542
		4,092,820
Net assets	$	13,132,542
Operations		
Interest income	$	70,241
Administration expenses		(388,783)
Foreign exchange gain (loss)		124,733
Net earnings related to the joint venture	$	193,809
Retained earnings, beginning of period	$	156,310
Net earnings		193,809
Retained earnings, end of period	$	350,119

(b) The funds remaining in the trust will be released to the joint venture for general operating purposes when all of the Kinross Gold Corporation permits have been transferred to the joint venture and when the applicable US environmental agencies release Kinross from its reclamation and pollution liability bond.

(c) The funds held by the insurer earn interest at the one year treasury bill rate and will be used to pay reclamation costs and other indemnity claims that may be paid by the joint venture.

(d) The joint venture has recognized the fair value of the estimated liability for future closure and reclamation costs with a corresponding increase to the carrying value of the property.

The Sleeper Joint Venture has a 2004 exploration budget of US$6,000,000. During the Quarter ended September 30, 2004 the expenditure rate was approximately US$500,000 per month by the Joint Venture. The Joint Venture operates with its own capital, separate from X-Cal's treasury.

Mill Creek Gold Property

The Mill claims were acquired by staking in 1992. X-Cal owns 100% interest in this 640 acre group of lode mineral claims. In April 2004, the company received all necessary approvals to commence a drill program on the property and has completed a Phase I US$1,500,000 (approximately) exploration program. The initial results, which are pending at the time of this report, will be reviewed to determine budgeting and planning for Phase II.

4. Capital Assets

						September 30, 2004		March 31, 2004
				Accumulated Depreciation		**Net Book Value**		Net Book Value
Vehicles	$	178,683	$	76,426	$	**102,257**	$	114,417
Office equipment		148,148		81,185		**66,963**		68,617
Leasehold improvements		21,848		18,184		**3,664**		4,746
	$	348,679	$	175,795	$	**172,884**	$	187,780

5. Capital Stock

a) Authorized:

200,000,000 without par value

6. Capital Stock (cont'd)

b) Issued:

	Shares		Value
Balance, March 31, 2003	64,412,916	$	27,600,003
For cash – private placements(net of issue costs)	6,500,000		4,413,200
Exercise of stock options	1,792,500		643,614
Exercise of warrants	2,329,839		574,460
Stock options expired	-		73,641
Balance, March 31, 2004	75,035,255	$	33,304,918
Exercise of stock options	50,000		29,244
Exercise of warrants	1,025,000		307,500
Balance, September 30, 2004	76,110,255	$	33,641,662

c) Stock Options

The company has a stock option plan under which directors, officers and other key employees and consultants to the corporation and its subsidiaries may be granted options to purchase shares. The number of common shares subject to options granted under the Plan is 5% of the issued capital at the date of the grant with respect to any one optionee. During the fiscal year ended March 31, 2004, the total number of common shares subject to options granted under the Plan was increased from 5,000,000 to 6,5000,000 common shares in aggregate. Options issued under the Plan may be exercised during a period determined by the board of directors, which cannot exceed five years.

A summary of the status of the company's stock option plan as of September 30, 2004 and 2003 and changes during the six-month periods ending on those dates is presented below.

	Shares	2004 Weighted Average Exercise Price	Shares	2003 Weighted Average Exercise Price
Outstanding, beginning	4,315,000	$ 0.68	3,687,500	$ 0.29
Granted	-	-	300,000	$ 0.53
Exercised	(50,000)	$ 0.38	(57,500)	$ 0.30
Expired	-	-	(125,000)	$ 0.30
Outstanding, ending	4,265,000	$ 0.68	3,805,000	$ 0.43

c) Stock Options (cont'd)

As at September 30, 2004, the Company had outstanding stock options, enabling the holders to acquire further shares as follows:

Number of Shares	Exercise Price	Expiry Date
25,000	$0.47	December 06, 2004
1,450,000	$0.47	December 06, 2006
50,000	$0.50	April 30, 2005
100,000	$0.70	March 24, 2005
40,000	$0.70	April 10, 2005
100,000	$0.75	February 5, 2005
750,000	$0.80	March 11, 2007
1,750,000	$0.81	December 08, 2005

d) Warrants

For the six months ended September 30, 2004 and 2003.

	Shares	2004 Weighted Average Exercise Price	Shares	2003 Weighted Average Exercise Price
Outstanding, beginning	**6,744,667**	**$ 0.70**	6,224,507	$ 0.44
Granted	**-**	**-**	-	-
Exercised	**(1,025,000)**	**$0.30**	(1,465,000)	$0.23-
Expired	**(750,000)**	**$0.60**	-	-
Outstanding, ending	**4,969,667**	**$ 0.73**	4,759,507	$ 0.50

As at September 30, 2004 the company had the following warrants outstanding:

Number of Shares	Exercise Price	Expiry Date
130,306	0.65	December 16, 2004
955,532	0.75	February 10, 2005
350,180	0.75	February 21, 2005
283,649	0.75	March 01, 2005
3,250,000	0.72	December 15, 2005

e) Stock-based Compensation

Stock-based compensation awards granted to employees, directors and non-employees are recorded as an expense, capitalized in mineral properties, or charged to capital stock, depending upon the nature of the award, based on the fair value estimated using the Black-Scholes Pricing Model.

e) Stock-based Compensation (cont'd)

For the six months ended September 30, 2004, there were no stock options granted. The fair-value of stock-options granted in the six months ended September 30, 2003 was $82,504 using the Black-Scholes Option Pricing Model with the following weighted average assumptions:

Risk – free interest rate	3.69%
Expected dividend yield	Nil
Expected stock price volatility	103%
Expected option life in years	2.0

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company's stock options granted/vested during the period.

7. Related Party Transactions

During the six months ended September 30, 2004 the Company incurred legal fees of $6,667 (September 30, 2003 - $3,000) to a law firm with which a director of the company is associated. The company also paid $6,000 (September 30, 2003 - $Nil) in consulting fees to a director of the company.

X-Cal Resources Ltd.
Consolidated Schedules of Mineral Properties Deferred
For the quarter ended September 30, 2004 and 2003 (unaudited)

	2004				2003			
	Sleeper Gold Project	Pipeline Area - Mill Claims	Snowbird Group	Total	Sleeper Gold Project	Pipeline Area - Mill Claims	Snowbird Group	Total
Balance, beginning of year	$ 17,907,908	$ 139,095	$ -	$ 18,047,003	$ 15,411,293	$ 103,755	$ 1	$ 15,515,049
Acquisition and holding costs								
Advance royalties	-	-	-	-	27,846	-	-	27,846
Property acquisitions	-	-	-	-	-	-	-	-
	-	-	-	-	27,846	-	-	27,846
Explorations costs								
Assays	26,010	91,079	-	117,089	108,099	-	-	108,099
Automobile	27	3,000	-	3,027	430	172	258	860
Claim staking	-	-	-	-	4,517	-	14,041	18,558
Consulting								
Geological	615,580	46,711	-	662,291	75,568	92	4,560	80,220
Mineral	-	-	-	-	150	-	-	150
Contract geologists	-	65,063	-	65,063	110,805	-	-	110,805
Depreciation	-	1,220	-	1,220	575	230	345	1,150
Drilling	1,235,714	1,335,733	-	2,571,447	574,573	-	-	574,573
Field expenses	238,841	96,561	-	335,402	29,558	449	796	30,803
Insurance	2,073	4,166	-	6,239	4,037	2,009	2,029	8,075
Geophysics/Geochem	112,496	26,611	-	139,107	19,024			19,024
Licenses and fees	-	6,329	-	6,329	159,562	5,425	560	165,547
Mapping and plotting	-	-	-	-	23,618	-	-	23,618
Roadwork/site prep	-	88,634	-	88,634	-	-	-	-
Telephone	403	4,960	-	5,363	5,516	146	585	6,247
Travel and transportation	352	6,042	-	6,394	23,499	960	1,921	26,380
Wages	1,500	10,847	-	12,347	15,000	1,000	4,000	20,000
	2,232,996	1,786,956	-	4,019,952	1,154,531	10,483	29,095	1,194,109
Balance, end of period	$ 20,140,904	$ 1,926,051	$ -	$ 22,066,955	$ 16,593,670	$ 114,238	$ 29,096	$ 16,737,004

X-CAL RESOURCES LTD.

CORPORATE INFORMATION

DIRECTORS

John M. Arnold
William E. Bateman
Shawn M. Kennedy
Derek Bartlett
Robert Preston
Larry Kornze

AUDITORS

Grant Thornton LLP, Vancouver, British Columbia

SHARES LISTED

The Toronto Stock Exchange

TRANSFER AGENT

Computershare Investor Services Inc., Toronto, Canada

CORPORATE ADDRESS

PO Box 48479 Bentall Centre
Vancouver, BC V7X 1A0
Tel: 604-662-8245
Fax: 604-688-7740
email: invrel@x-cal.com
Website: www.x-cal.com

MANAGEMENT DISCUSSION AND ANALYSIS

(for the six months ended September 30, 2004)

This interim Management Discussion and Analysis ("MD & A") reviews the operating results and financial position of X-Cal Resources Ltd. ("X-Cal" or the "Company") and compares the financial results for the second quarter ending September 30, 2004 with those of the corresponding quarter of 2003. It is also an update to the Company's annual MD&A for the year ended March 31, 2004 and interim MD&A for the period ending June 30, 2004, and should be read in conjunction with the audited and unaudited financial statements and accompanying notes for all relevant periods, copies of which are filed on the SEDAR website. The Company prepares its financial statements in accordance with generally accepted accounting principles in Canada ("Canadian GAAP"). These interim financial statements have been prepared following the same accounting policies and methods of computation as the Consolidated Financial Statements for the year ended March 31, 2004. All dollar figures included therein and in the following discussion and analysis are quoted in Canadian dollars.

The information in this interim MD & A contains forward-looking statements. These statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those included in the forward-looking statements. The forward-looking statements are made as of November 01, 2004.

Additional information relating to the Company, including the Company's Annual Information Form (AIF), is available on Sedar at www.sedar.com.

All references to "2004" refer to the six months ended September 30, 2004 and all references to "2003" refer to the six months ended September 30, 2003.

General

The Company is an active resource exploration company focused the identification and delineation of gold and silver mineral resources on its Sleeper and Mill Creek properties in Nevada. X-Cal has controlled these properties since 1993 and 1992, respectively. The Company depends on private placements and joint ventures to fund its corporate activities. These proceeds are used for investigation and appraisal of targeted mineral zones on its concessions, the administration and maintenance of the company's operations, and compliance with all regulatory requirements.

Predictions about the direction of the gold price either upwards or downwards are just that: predictions. However, the opinion of management is that the industry must replace its reserves. Nevada is one area where the investment in infrastructure has already been made. Nevada is a prime location for reserve replacement where low cash cost ounces have historically been found. Higher gold prices, if they occur, would be a bonus. Nevada, in terms of geology and resources, political risk, and cost-efficiency, is a practical area in which to focus exploration activity. Therefore the Company concentrates the majority of its time, effort, and resources on mineral exploration opportunities in this gold producing state.

The Company's mandate is to develop our gold properties. X-Cal's management, directors and consultants are applying their combined experience and expertise to exploration of the Company's Nevada Gold Properties.

Sleeper Gold – Joint Venture

The Sleeper Gold Project is a 30 square mile gold district located in Humboldt County, Nevada. A 50% interest in the Sleeper project has been acquired by New Sleeper Gold Corporation, a

publicly traded reporting issuer (NWS.V) in return for providing initial funding to the Sleeper Joint Venture (50% X-Cal/50% New Sleeper). The joint venture to explore the Sleeper Gold Project was capitalized with US$20,000,000 and a US$6,000,000 work program for the 2004 calendar year has been initiated which is being managed by New Sleeper. The joint venture company treasury is independent of both Companies. The Sleeper Joint Venture is operated by a committee composed of members from each Company. A National Instrument 43-101-compliant technical report has been submitted by each party. The technical reports can be viewed on the Companies' web sites and are also available on Sedar at www.sedar.com.

The Sleeper Joint Venture provided its first progress report in a press release dated June 1, 2004 which highlighted progress at the West Wood Area where drill results confirmed breccia hosted gold mineralization as previously reported by X-Cal. The detailed contents of the June 1st release are available at the Company's website www.x-cal.com. On June 30, 2004 the Joint Venture reported encouraging drill hole results from core holes WW14 and WW18 into the West Wood area.

Core drill hole #WW-14 intercepted 179.3 ft. averaging 0.35 oz per ton gold (12.1 grams per ton Au) with 6.9 oz per ton avg. silver (239.4 grams per ton Ag) for the entire 179.3 ft. interval. Core hole #WW-18 (located 100 ft. north of #WW-14) intercepted 89.7 ft. averaging 0.30 oz per ton gold (10.6 grams per ton Au) with silver averaging 3.11 oz per ton Ag (106.6 grams per ton Ag) for the 89.7 ft. length of the intercept. #WW-14 and #WW-18 were both -60° core holes, parallel to each other and separated by 100 ft., in the West Wood area at Sleeper. The detailed charts in the June 30, 2004 release show consistency of the values in #WW-14 and #WW-18. The true width of these drill intercepts is uncertain at this time, as more follow-up drilling will be required to establish this.

A plan view map is available in the Current News Section of X-Cal's website at www.x-cal.com. A technical report, prepared in accordance with National Instrument 43-101 and which provides detailed background material, is also available on the Company's website and at www.sedar.com.

At the time of this report, the Company is awaiting an updating report on the results from its current program. These results will be disclosed when they are made available from the Joint Venture. This information will then be made available on X-Cal's website and also at www.sedar.com. The Sleeper Joint Venture is managed by New Sleeper Gold Corporation. Press releases by the Joint-Venture must be approved by both X-Cal and New Sleeper under the terms of the Joint Venture Agreement. X-Cal has received a number of calls from our shareholders requesting a more dense flow of general information from the Sleeper Gold Project in addition to drill data and other types of news. The comments from our shareholders have been passed on to the project manager along with a request from X-Cal for the Joint Venture to develop and implement a policy for ongoing disclosure. The current view of the Sleeper Gold Project which is held by the management of X-Cal Resources is expressed in the recently published 2004 X-Cal Annual Report and related NI-43-101reports which are available on Sedar and the company website: **www.x-cal.com**.

The Joint Venture has made good strides and created a foundation for ongoing work at Sleeper. New Sleeper Gold Corporation have brought an additional level of organization to the Project, which is necessary for the increased expenditure rate associated with aggressive exploration. The Sleeper Joint-Venture is debt free and has sufficient funds to continue exploration throughout 2005 at the current rate of expenditure.

Mill Creek Property

The Mill Creek Gold Property is owned 100% by X-Cal. The property, located in Lander County, Nevada, is an early stage (grass roots) gold project. The Mill Creek property is located in an area where commercial gold deposits, such as Placer Dome's Cortez and Pipeline projects are known

to occur. The gold area is also known as the "Cortez Area" within the Battle Mountain-Cortez-Eureka Trend. A US$1,000,000 exploration work program that included drilling, mapping, sampling and geophysics is being completed on the Mill Creek property during the period. The program costs were anticipated to be US $1,000,000, the initial Phase 1 program had cost overruns of approximately US $500,000. This was largely due to drilling costs at Mill Creek being significantly higher than anticipated. Three out of five reverse circulation drill holes that were attempted at Mill Creek did not reach their targeted depths, and as a result this less costly form of drilling was set aside. Subsequent research based on drilling by a neighbour in the area has indicated that X-Cal may be able to use this form of drilling in the future if we run continuously until the holes are completed.

Out of a total (including the abandoned RC holes) of 11 drill holes, 6 diamond drill holes were drilled with core rigs. The completion rate was much higher with the coring, but at significantly greater cost than anticipated. X-Cal is negotiating for a percentage reduction from the drill contractor. The outcome of this discussion is not known at this time.

The Mill Creek data is being compiled and interpreted at this time. A major gold company is participating in this process with X-Cal though a data-sharing agreement. The agreement does not confer any special rights to the major company, but does provide a mutual benefit to our developing understanding of the Mill Creek (Goat Ridge Window) area and allows us to compare notes and share opinions about what should be done next with the property.

X-Cal has commissioned Richard Redfern, M.Sc., who is a qualified person as defined by NI-43-101, to produce a new technical report of the Mill Creek Gold Property which will be filed to Sedar and posted to the company website: www.x-cal.com. Mr Redfern has also reviewed the geologic information contained in this report.

In general terms, the geophysical and geologic setting of this property is attractive and exhibits numerous geologic features in common with the "Cortez Hills" type of environment. Our drilling to date has consistently detected gold and silver, mineralized skarns, and located a number of structures which contain elevated gold and silver values.

The Geologic Information System which is being assembled and interpreted should assist with determining the most likely areas for ongoing work. The data indicates that further work is justified. Management will await the Geologic Information System Phase I compilation to determine its next course of action.

On July 15, 2004, X-Cal published the results of geophysical work which indicated the similarity of the setting at Mill Creek to the other parts of the Cortez Area where known economic gold deposits occur. The press release, including the geophysical images, can be seen at www.x-cal.com and on Sedar at www.sedar.com.

A technical report on the Mill Creek Gold Property, prepared by Richard R. Redfern, M.Sc., C.P.G., in accordance with National Instrument 43-101, was filed by the Company on April 2, 2004. (The full report is available on the Company's website and at www.sedar.com, or can be obtained from the Company's Vancouver office (mailing address is PO Box 48479 Bentall Centre, Vancouver, BC V7X 1A0; email address is invrel@x-cal.com)). An updated report will be filed and posted to the Company's website at the earliest opportunity.

Snowbird Property

The policy of concentrating on the Sleeper and Mill Creek Gold properties in Nevada contributed to the decision to dispose of the dormant Snowbird Property located in British Columbia, Canada. The Snowbird property was sold to a private company (Omineca Gold Ltd.) by X-Cal for $1,600,000 following an independent appraisal and shareholder approval.

Funding the Company's exploration work programs is dependent on certain factors, not all of which are under the Company's control. The general liquidity of the markets, which are in turn dependent on the price of gold and other commodities, is a major factor affecting the Company's on-going objectives. The profitability of the Sleeper and Mill Creek Gold Projects and other gold mining projects is dependent upon the market price of gold, silver and other concentrates produced and changes in currency exchange rates and the Canadian and United States dollars. The prices of precious and base metals and currency exchange rates have fluctuated significantly and are affected by numerous factors beyond the Company's control, including but not limited to, international economic and political conditions, global and regional consumption patterns, speculative trading activities, levels of supply and demand, availability and costs of metal substitutes, metal stock levels maintained by producers and others, inventory carrying costs and inflation and interest rates. These factors affect the price of precious and base metals, and therefore the economic viability of the Company's mining interests, and they cannot accurately be predicted.

Results of Operations

The following is a summary of unaudited quarterly financial information for the two years ended September 30, 2004. Figures reported in thousands of dollars, except per share data.

	Three months ended							
	Sep 30, 2004	Jun 30, 2004	Mar 31, 2004	Dec 31, 2004	Sep 30, 2003	Jun 30, 2003	Mar 31, 2003	Dec 31, 2003
Interest income	$48	$ 45	$ 50	$ 5	$ 6	$ 7	$ 18	$ 1
Net loss	$ 492	$ 49	$ 692	$ 555	$ 145	$ 341	$ 382	$ 272
Loss per share*	$0.006	$0.001	$0.01	$0.01	$0.002	$0.005	$ 0.01	$0.004

**Basic and diluted*

Included in these unaudited consolidated financial statements for 2004 are the Company's 50% share of the net assets and income and expenses of New Sleeper Gold LLC ("NSG LLC") joint venture as at and for the period from inception to September 30, 2004. Please refer to Note 3(a) of the "Notes to the Consolidated Financial Statements" for September 30, 2004 for a detailed listing of NSG LLC's net assets, income and expenses incorporated into X-Cal's unaudited consolidated financial statements.

During the three months ended September 30, 2004, X-Cal recorded a net loss of $491,878 or $0.006 per common share compared to a net loss of $145,142 or $0.002 per common share for the comparable three-month period of 2003.

Interest income earned in the period ended September 30, 2004 from cash and short-term monetary investments was $47,523 (2003 – $5,666) of which $25,704 is attributable to X-Cal's 50% share of the NSG LLC joint venture. The remaining $21,819 was generated from X-Cal's cash on hand. This increase was due to higher cash balances on hand throughout the quarter in 2004 compared to 2003.

General and administrative expenses for the three months ended September 30, 2004 were $377,665 (2003 – $165,215). Included in the 2004 amount is $111,286 of NSG LLC expenses. The overall increase in these costs include significant accounting and legal costs associated with analysis of the Sleeper Joint Venture agreements, some administrative costs directly related to the Sleeper Joint Venture and also reflect an overall increase in business activity for the period. In 2004, the Company incurred $3,000 (2003 – $nil) in consulting fees to a director of the Company. Investor relations costs for the current quarter were $39,805 (2003 – $18,987) of which $20,592 was X-Cal's 50% share of the NSG LLC joint venture. In 2004, accounting and legal costs of $77,009 (2003 – $27,152) were incurred and saw an increase due to additional costs associated with the Joint Venture. Included in the 2004 amount are $4,195 of NSG LLC expenses. Office expenses in 2004 were $78,571 (2003 – $7,757) of which $6,495 relates to NSG LLC joint venture. Salaries and directors' fees in 2004 were $86,392 (2003 – $19,250) of which $29,082 is attributable X-Cal's share of the NSG LLC joint venture.

For the three months ended September 30, 2004, X-Cal recorded an unrealized foreign exchange gain of $161,736 compared to a loss of $14,407 in 2003. The Company generated a gain in 2004 compared to a loss in 2003 due to the strengthened position of the CDN dollar against the U.S. dollar during the quarter, whereas in the comparable 2003 quarter the reverse had occurred.

Liquidity and Capital Resources

As at September 30, 2004, the Company had a working capital balance of $5,823,713. Of this amount $1,841,839 is attributable to the NSG LLC joint venture, leaving a working capital balance of $3,981,874 to fund X-Cal's independent exploration activities and general operating expenses. X-Cal expected to expend approximately US$1,000,000 on a Phase 1 drill program at Mill Creek and by the end of September 2004 had expended approximately US $1,500,000. Additional drilling, if warranted from the results of Phase 1 drilling, will result in additional expenditures of US$500,000 – US$1,000,000. The Company has sufficient monies at hand to fund the Mill Creek drill program and its general operating expenses.

As at September 30, 2004, X-Cal had cash and short-term investments of $6,003,696 of which $2,330,049 is X-Cal's 50% share of the NSG LLC joint venture. At September 30, 2004, the Company held $3,465,165 in guaranteed investment certificates and term deposits with the Bank of Montreal.

For the three months ended September 30, 2004, contractual property acquisition and holding costs were $Nil and also $Nil in 2003. In January 2004, NSG LLC joint venture was formed and future advance royalty payments due under the Sleeper Gold project are to be paid by the joint venture.

Deferred exploration and annual property costs funded only by X-Cal in 2004 were $1,786,956 (2003 – $1,194,109). The entire amount, $1,786,956 (2003 – $10,483) was incurred on the Mill Creek property and $Nil (2003 - $29,095) on the Snowbird Group property. In March of 2004, the Snowbird Group mineral interests were sold to Omineca Gold Ltd. The NSG LLC joint venture is now funding exploration expenditures on the Sleeper Gold property and X-Cal's 50% share of the expenditures were $2,232,996 for 2004.

The significant increase in exploration expenditures during this reporting period was related to an expanded program of drilling, assays, consulting and contract geologists utilized in the completion of Phase 1 exploration on the Mill Creek property. The costs of core drilling at Mill Creek were more than 25% over the highest pre-program estimate for core work. The cost overruns were in fact due to ground conditions at Mill Creek. X-Cal is also requesting an adjustment in the overall

drilling invoice from the contractor. It is unknown whether an adjustment in the Company's favor will be forthcoming.

The following table summarizes selected financial data from the Company's audited consolidated financial statements for the three years ended March 31, 2004.

		2004		2003		2002
Total revenues	$	68,038	$	19,158	$	965
Net loss for the year	$	1,732,657	$	969,467	$	429,035
Loss per share	$	.03	$	.02	$	.01
Cash and cash equivalents	$	10,065,889	$	2,764,420	$	20,561
Total assets	$	25,581,778	$	18,576,353	$	14,870,674
Total long-term liabilities	$	2,028,339	$	18,001	$	Nil
Total shareholders' equity	$	23,178,844	$	18,301,391	$	14,660,558
Cash dividends per share	$	Nil	$	Nil	$	Nil

Related Party Transactions

For the six months ended September 30, 2004, the Company paid legal fees of $6,667 (2003 – $Nil) to a law firm in which William E. Bateman, who is a director of the Company, is a partner. The Company also paid $6,000 (2003 – $Nil) in consulting fees to John M. Arnold who is a director of the Company.

Critical Accounting Estimates and Significant Accounting Policies

X-Cal has adopted the policy of deferring acquisition and exploration costs relating to its mineral property interests. The Company reviews the status of its mineral property interests on a regular basis. Expenditures relating to properties, which have been abandoned or are considered uneconomic in the foreseeable future, are written off. Had the Company adopted a policy of expensing all exploration costs in the period they were incurred, X-Cal's asset base, shareholders' equity, and loss for the year would be materially different.

The Company adopted the recommendations of CICA Handbook Section 3870, "Stock-Based Compensation and Other Stock-Based Payments", effective April 1, 2002. Accordingly, the Company recorded stock-based compensation to non-employees and adopted the disclosure only provision for stock options granted to employees and directors in fiscal 2003.

Effective April 1, 2004, the Company prospectively adopted the amended recommendations of the CICA Handbook Section 3870. The amended standard requires that all stock-based awards to employees and directors be measured and recognized using the fair-value based method. The Company uses the Black-Scholes Option Pricing Model to calculate the fair value of the options. Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value

estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company's stock options.

Financial Instruments

The fair value of the Company's current financial assets and liabilities approximate the carrying values, due to their short term maturities.

Outlook

Exploration Expenditures

The gold production industry has consolidated and now faces the need for reserve replacement, as predicted in our 2002 and 2003 annual reports. X-Cal has assembled and documented the Sleeper Gold Project over a period of years beginning with the first land acquisitions in the area in December 1993. The Sleeper Joint Venture (50% X-Cal/50% New Sleeper Gold Corporation) is currently testing exploration targets throughout the Sleeper Gold District. The Sleeper Joint Venture is utilizing an industry-recognized team to carry out exploration work at Sleeper. The team has reported positively on the potential of this property and is carrying on exploration, which will continue throughout 2004 with a current budget of US$6,000,000. The Joint Venture is debt free and has sufficient funds to continue exploration at current levels of expenditure throughout 2005.

The Mill Creek Property is located in the Cortez Joint Venture Area of Nevada where Placer Dome Inc. has announced new discoveries. The general area is now the subject of increased exploration activity by several major and junior companies. The current work on X-Cal's Mill Creek Property, has increased the Company's knowledge of this early stage project. The Company is awaiting completion of a new Geologic Information System (GIS) database and subsequent interpretation. Management is encouraged by the geologic and geophysical setting of the Mill Creek Gold Property, which has a number of geologic features analogous to the recently discovered "Cortez Hills" setting. Mill Creek is at a very early stage in the exploration process and cannot be compared in the category of the drill intercepts to the prolific Cortez Hills Gold Deposit. The GIS under development by X-Cal is a good foundation for ongoing work.

Potential for Corporate Developments

X-Cal is continually evaluating potential transactions and corporate opportunities which could improve the Company's relative position, either by exposing it to prospective new areas, or by seeking alliances or partnerships in order to investigate its properties more cost effectively. This could include the addition of new properties via acquisitions, mergers or joint ventures, or the seeking out of corporate partners. As a consequence X-Cal has announced, subsequent to the period under review, that it has retained Capital Markets Advisory, a Toronto based corporate advisory firm, to evaluate growth opportunities. Capital Markets Advisory has particular expertise in the areas of mergers, acquisitions and financings. The consulting firm will work closely with X-Cal management.

Risks and Uncertainties

X-Cal is a gold exploration company and is exposed to a number of risks and uncertainties that are common to other companies in the mineral exploration business. The exploration for, and of, mineral deposits involves significant financial risks over an extended period of time. There is no guarantee that even with careful geological evaluation, experience and knowledge that the Company will be successful in its search or that expenditure of funds will result in the discovery of an economic mineral deposit.

Although the Company has taken steps to verify title to its mineral property interests in accordance with industry standards, these procedures do not guarantee the Company's title. Property title may be subject to unregistered prior agreements and non-compliance with regulatory requirements.

X-Cal is dependent upon equity financing to continue to fund its exploration activities and general operations. The Company believes that the current funds on hand should be sufficient to finance its operations and capital needs until the end of fiscal 2004. However, the Company's funding needs may vary depending upon results obtained from current exploration activities. X-Cal's ability to raise future capital will be in part affected by capital markets and market prices for gold. There is no assurance that such additional financing will be available.

Outstanding share data as at November 12, 2004

X-Cal has 76,110,255 shares outstanding or 85,344,922 shares on a fully diluted basis. If the Company were to issue all 9,234,667 shares issuable upon conversion of all warrants and exercise of all incentive stock options outstanding, it would raise approximately $6,525,470.

Items Subsequent to Quarter-End

In the opinion of management, there are no material items since the end of the second quarter that require discussion in the MD&A than otherwise disclosed herein.

FORM 52-109F2 – CERTIFICATION OF INTERIM FILINGS: CEO

I, Shawn M. Kennedy, Chief Executive Officer of X-Cal Resources Ltd., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of X-Cal Resources Ltd. (the issuer) for the interim period ending September 30, 2004;

2. Based on my knowledge, the interim filings do not contain any untrue statements of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer as of the date and for the periods presented in the interim filings.

Date: November 12, 2004

"Shawn Kennedy"

Shawn M. Kennedy
Chief Executive Officer
X-CAL RESOURCES LTD.

FORM 52-109F2 – CERTIFICATION OF INTERIM FILINGS: CFO

I, John M. Arnold, Chief Financial Officer of X-Cal Resources Ltd., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of X-Cal Resources Ltd. (the issuer) for the interim period ending September 30, 2004;

2. Based on my knowledge, the interim filings do not contain any untrue statements of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer as of the date and for the periods presented in the interim filings.

Date: November 12, 2004

"John M. Arnold"

John M Arnold
Chief Financial Officer
X-CAL RESOURCES LTD.